Prospectus Supplement No. 3	Filed pursuant to Rule 424(b)(2)
(To Prospectus Dated July 17, 2020 and Prospectus Supplement dated November 12, 2020)	Registration No. 333-239371

Ideanomics, Inc.

30,867, 376 Shares of Common Stock

Pursuant to this prospectus supplement, the accompanying prospectus supplement and the accompanying base prospectus, we are offering 30,867,376 shares of our common stock to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“YA”) at a price of approximately $0.9719 per share, pursuant to our previously announced Standby Equity Purchase Agreement dated September 4, 2020 with YA (the “SEDA”). The total purchase price and proceeds we will receive from the sale of the shares is $30,000,000. These shares are being issued as part of the commitment by YA to purchase from time to time, at our option, up to $150,000,000 worth of shares of our common stock pursuant to the SEDA as described in Prospectus Supplement No. 1. We expect to issue the shares to YA on or about November 20, 2020.

In addition to our issuance of common shares to YA Global pursuant to the SEDA, this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of those shares by YA to the public. Though we have been advised by YA, and YA represents in the SEDA, that YA is purchasing the shares for its own account, for investment purposes, and without any view or intention to distribute such shares in violation of the Securities Act or any other applicable securities laws, YA may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “IDEX.” The closing price of our common stock on the NASDAQ Capital Market on November 19, 2020 was $1.20 per share.

Investing in our securities involves a high degree of risk.

See “Risk Factors” beginning on page S--8 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 20, 2020.

THE OFFERING

Securities Offered	30,867,376 shares of common stock of Ideanomics, Inc.

Purchaser	YA II PN, Ltd. pursuant to the Standby Equity Distribution dated September 4, 2020

Purchase price	Approximately $0.9719 per share

Proceeds	$30,000,000

Use of Proceeds	We intend to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes, including for general working capital purposes, which may include the repayment of outstanding debt and investment and acquisition activities

Symbol for our common stock on the Nasdaq Capital Market	“IDEX”

Resale	This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of shares by YA II PN, Ltd. to the public. See “Plan of Distribution” in the accompanying prospectus supplement.